

10035436

CM

U.S. SECUR[illegible]SION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE
8-37440

REPORT FOR THE PERIOD BEGINNING	**01/01/09**	AND ENDING	**12/31/09**
	MM/DD/YY		**MM/DD/YY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

OFFICIAL USE ONLY

Estrada Hinojosa and Company, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Main Street, 47th Floor, Lock Box 47
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Robert A Estrada (214) 658-1670
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANTS (Whose opinion is contained in this Report*)

WEAVER AND TIDWELL, L.L.P.
Public Accounting and Consulting Firm

12221 Merit Drive, Suite 1400	Dallas	Texas	75251
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United State or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on at the bureau of the exemption. See section 240.17a-5(e)(2).*

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4-7

Oath or Affirmation

I, Robert A. Estrada, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Estrada Hinojosa and Company, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SECURITY ACCOUNTS OF PRINCIPAL OFFICERS AND DIRECTORS THAT ARE CLASSIFIED AS CUSTOMER ACCOUNTS (DEBITS $, CREDITS $

RAEstrada

Signature

Chairman

Title

Subscribed and sworn to before me this 26th day of February, 2010.

Belinda A. Garza

Notary Public


BELINDA A GARZA
Notary Public, State of Texas
My Commission Expires
November 10, 2011

This report * contains (check all applicable boxes)

- [x] (a) Facing page.
- [x] (b) Statement of financial condition
- [x] (c) Statement of income (loss)
- [x] (d) Statement of cash flows
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-3.
- [x] (h) Computation for determination to the possession or control requirements for brokers
- [x] (I) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [x] (m) A copy of the SIPC supplemental report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.`
- [ ] (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

---

* For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).

Note: Various exchanges may require an additional letter of attestation.

ESTRADA HINOJOSA & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2009

CONTENTS



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

We have audited the accompanying statement of financial condition of Estrada Hinojosa & Company, Inc. as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Estrada Hinojosa & Company, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 26, 2010

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 1,946,697
Cash deposits with clearing organization	997,451
Receivable from brokers and dealers	366,598
Marketable securities	2,635,655
Other receivables	705,222
Furniture, fixtures and equipment, at cost,	
less accumulated depreciation of $209,645	108,093
Advance to related parties	30,000
Prepaid expenses	47,840
Other assets	
less accumulated amortization of $20,000	580,000
TOTAL ASSETS	7,417,556

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	934,239
Payable to broker-dealers and clearing organizations	2,611,880
Income taxes payable	202,153
Notes payable	446,410
Deferred income taxes	29,487
TOTAL LIABILITIES	4,224,169
STOCKHOLDERS' EQUITY	
Common stock, $.01 par value,	
1,000,000 shares authorized,	
11,951 shares issued and outstanding	120
Additional paid-in capital	289,377
Retained earnings	2,903,890
	3,193,387
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 7,417,556

The Notes to Financial Statements
are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

Revenue	
Underwriting	$ 5,267,049
Financial advisory	5,430,358
Other income	397,628
Interest	49,793
	11,144,828
Operating expenses	
Commissions	2,803,290
Clearing costs	24,000
Employee compensation	4,870,842
Office rent	447,766
Depreciation	30,011
Amortization	20,000
Interest expense	37,922
Other operating expenses	2,148,278
	10,382,109
Income before income taxes	762,719
Income tax expense	278,753
Net income	$ 483,966

The Notes to Financial Statements are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock $.01 Par Value	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 120	$ 289,377	$ 2,419,924	$ 2,709,421
Net income			483,966	483,966
Balance, December 31, 2009	$ 120	$ 289,377	$ 2,903,890	$ 3,193,387

The Notes to Financial Statements
are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash received from customers	$ 10,498,883
Cash paid to suppliers and employees	(9,702,045)
Interest received	49,793
Interest paid	(7,314)
Taxes paid	(280,481)
Net cash provided by operating activities	558,836
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(19,493)
Net cash used in investing activities	(19,493)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Payments of long-term notes payable	(33,590)
Net cash used in financing activities	(33,590)
Net increase in cash and cash equivalents	505,753
Cash and cash equivalents at beginning of year	2,438,395
Cash and cash equivalents at end of year	$ 2,944,148
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES:	
Net income	$ 483,966
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	30,011
Amortization	20,000
Increase in receivables	(596,152)
Decrease in prepaid expenses	5,718
Increase in accounts payable and accrued expenses	640,796
Increase in in payable to broker-dealers and clearing organizations	2,611,880
Increase in investment	(2,635,655)
Increase in income taxes payable	14,578
Decrease in deferred income taxes	(16,306)
Net cash provided by operating activities	$ 558,836
RECONCILIATION OF CASH AND CASH EQUIVALENTS ON THE STATEMENT OF CASH FLOWS TO THE STATEMENT OF FINANCIAL CONDITION:	
Cash	$ 1,946,697
Cash deposits with clearing organization	997,451
Cash and cash equivalents at end of year	$ 2,944,148

The Notes to Financial Statements
are an integral part of these statements.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The accounting policy relative to the carrying value of furniture, fixtures and equipment is indicated in the caption on the statement of financial condition.

Business Activity and Concentration of Credit Risk

Estrada Hinojosa & Company, Inc. (the Company) operates primarily as a broker of publicly traded securities and investments in Texas using a clearing organization located in Texas. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts Receivable

Receivables from brokers and dealers and other receivables are reported in the statement of financial condition at outstanding principal adjusted for any charge offs. An allowance for doubtful accounts is recognized by management based upon a review of specific customer balances, historical losses (bad debts) incurred and general economic conditions. As of December 31, 2009, the Company had no accounts that management believes were doubtful of being collected.

Other assets

Other assets include the purchase price of seat licenses for a professional sports team. The licenses will be amortized over a period of thirty years.

Equipment

Depreciation expense is computed using the straight-line method over an estimated useful life of seven years.

Revenue Recognition

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis with commission income and expenses recorded on a trade date basis. Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concession on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price.

The Company monitors the collateral on a regular basis to ensure that its market value is equal to or in excess of the principal amount loaned under the resale agreements. A third party maintains possession of the collateral on behalf of the Company. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to temporary or permanent differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will be taxable or deductible when the assets and liabilities are recovered or settled. The measurement of deferred tax assets is reduced by a valuation allowance if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, accounting in interim periods, disclosures and transition relating to the adoption of the new accounting standard.

Disclosure is not required for a loss contingency involving an unasserted claim or assessment when there has been no manifestation by a potential claimant of an awareness of a possible claim or assessment unless it is considered probable that a claim will be asserted and there is a reasonable possibility that the outcome will be unfavorable. As of December 31, 2009, the Company, using that guidance, has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. FAIR VALUE

Fair Value Measurement

FASB ASC 820 "Fair Value Measurement Disclosure", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset

Marketable securities primarily consist of municipal securities. The Company utilizes quoted market prices of similar instruments or broker and dealer quotations to value the municipal securities. Such instruments are generally classified in Level 2 of the fair value hierarchy. For marketable securities the gains both realized and unrealized included in other income on the statement of income for the year ended December 31, 2009 was $397,628.

ESTRADA HINOJOSA & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 3. FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consists of the following at December 31, 2009:

Computer equipment and software	$ 227,754
Furniture and fixtures	58,113
Leasehold improvements	31,871
	317,738
Accumulated depreciation	(209,645)
Furniture, fixtures and equipment, net	$ 108,093

NOTE 4. LONG-TERM DEBT

Long-term debt at December 31, 2009 consists of the following:

Note payable to Cowboys Stadium, L.P., 8.15 % interest, in 30 equal annual payments of $40,000 including interest beginning March, 1 2009 and ending January 1, 2039.	$ 446,410
	$ 446,410

Future payments under long-term debt as of December 31, 2009 are as follows:

Year Ending December 31		
2010	$	9,753
2011		4,477
2012		4,841
2013		5,235
2014		5,661
Thereafter		416,443
	$	446,410

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company leases office space under long-term non-cancelable operating leases. Future minimum required lease payments at December 31 are:

Year Ended December,31		Total
2010	$	303,031
2011		214,241
2012		211,575
2013		212,126
2014		161,583
	$	1,102,556

The total rent expense under all operating leases totaled $447,766 for the year ended December 31, 2009. Included in that amount is $78,000 paid to an affiliate related through common ownership.

NOTE 6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1 the Company may not withdraw equity capital or pay cash dividends. At December 31, 2009, the Company had net capital of $1,995,577, which was $1,715,932 in excess of its required net capital of $279,645. The Company's net capital ratio was 2.10 to 1.

NOTE 7. INCOME TAX EXPENSE

Income tax expense consists of the following at December 31, 2009:

Current tax expense	$ 295,059
Deferred tax benefit	(16,306)
Total tax expense	$ 278,753

Current income tax expense differs from the tax computed by applying the federal statutory rates to income before taxes principally because of non-deductible expenses for tax purposes.

NOTE 7. INCOME TAX EXPENSE – CONTINUED

Net deferred tax liabilities are analyzed as follows:

Deferred tax assets resulting from:	
Contribution carryforward	$ 29,888
Deferred tax liability resulting from:	
Section 481	(44,635)
Property and equipment	(14,740)
Net deferred tax liabilities	$ (29,487)

NOTE 8. RETIREMENT PLAN

Effective January 1, 2002, the Company adopted a 401(K) retirement plan that covers all employees that completes a minimum of six months of service. Eligible employees may contribute any amount to the plan, up to the statutory maximum permitted. Each year, the Company has the discretion to make a non-elective contribution to the accounts of each employee eligible to participate in the plan. The Company's contribution to the plan for 2009 was $195,795.

NOTE 9. RELATED PARTY TRANSACTIONS

The Company advanced $30,000 to a company partly owned by the majority shareholders of Estrada Hinojosa. The purpose of the advance was to provide resources to support upcoming services. The funds will be returned to the Company upon the associated company receiving compensation for their services.

NOTE 10. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued FASB ASC 105, "Generally Accepted Accounting Principles", which establishes the FASB Accounting Standards Codification as the sole source of authoritative generally accepted accounting principles. Pursuant to the provisions of FASB ASC 105, the Company has updated references to generally accepted accounting principles in its financial statements issued for the period ended December 31, 2009. The adoption of FASB ASC 105 did not impact the Company's financial position or results of operations.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2010, which is the date the financial statements were available to be issued, and determined that no events have occurred subsequent to December 31, 2009 that warrant additional disclosure.

SUPPLEMENTARY INFORMATION

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL		
Total stockholders' equity		$ 3,193,387
Deduct stockholders' equity not allowable for net capital		
Total stockholders' equity qualified for net capital		3,193,387
ADD:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		
B. Other (deductions) or allowable credits		
Total capital and allowable subordinated liabilities		3,193,387
DEDUCTIONS AND/OR CHARGES		
A. Non-allowable assets		
Other receivables	$ 312,510	
Other assets	580,000	
Furniture, fixtures and equipment, net	108,093	
B. Secured demand note deficiency		
C. Commodity futures contracts and spot commodities - proprietary capital charges		
D. Other deductions and/or charges	77,840	1,078,443
Net capital before haircuts on securities positions		2,114,944
HAIRCUTS ON SECURITIES POSITIONS		
A. Contractual securities commitments		
B. Deficit in securities collateralizing secured demand notes		
C. Trading and investment securities		
1. Exempt securities		
2. Debt securities	119,367	
3. Options		
D. Undue concentration		
E. Other		119,367
NET CAPITAL		$ 1,995,577

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS	
Total liabilities from statement of financial condition (net of deferred income taxes)	$ 4,194,682
ADD:	
A. Drafts for immediate credit	
B. Market value of securities borrowed for which no equivalent value is paid or credited	
C. Other unrecorded amounts	
Total aggregate indebtedness	$ 4,194,682
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 279,645
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (larger of above)	$ 279,645
Excess net capital	$ 1,715,932
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 1,576,109
Percentage aggregate indebtedness to net capital	210
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	N/A

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE II
RECONCILIATION PURSUANT TO RULE
RULE 17a – 5(d)(4)
DECEMBER 31, 2009

Net capital per unaudited 11A Focus Report, as reported December 31, 2009	$	2,126,812
Haircut on securities		(119,367)
Minor audit adjustments, net of taxes		(11,868)
Net capital, per Schedule I	$	1,995,577

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE III – COMPUTATION FOR
DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2009, and during the year then ended.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

ESTRADA HINOJOSA & COMPANY, INC.
SCHEDULE V – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2009

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.



INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
ESTRADA HINOJOSA & COMPANY, INC.
Dallas, Texas

In planning and performing our audit of the financial statements of Estrada Hinojosa & Company, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.
4. Maintaining the reserve required by 15c3-3(e).

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AN INDEPENDENT
MEMBER OF BAKER TILLY
INTERNATIONAL

WEAVER AND TIDWELL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS
WWW.WEAVERLLP.COM

DALLAS
12221 MERIT DRIVE, SUITE 1400, DALLAS, TX 75251
P:(972) 490 1970 F:(972) 702 8321

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify any deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified a deficiency in internal control that we consider to be a significant deficiency that we wish to report to you. These matters, which were considered by us during our audit of the financial statements and do not modify the opinion expressed in our report dated February 26, 2010, are presented in the following paragraph.

Due to the size of the organization, the Company does not have a full time accountant with a complete knowledge and understanding of financial reporting necessary to prepare financial statements in accordance with generally accepted accounting principles. Additionally, significant audit adjustments were made. These matters could impact the Company's ability to report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement that is more than inconsequential will not be prevented or detected.

We recommend the Company's accounting personnel continue to inquire and discuss any questions related to generally accepted accounting principles and year-end audit adjustments to aid in their understanding of the financial statements.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 26, 2010



INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder
Estrada Hinojosa & Company
Dallas, Texas

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Estrada Hinojosa & Company (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Agreed the listed assessment payments in Form SIPC-7T with respective cash disbursement entries in the general ledger and copies of checks without exception.

2. Agreed the total revenues reported on the audited Form X-17A-5 plus our audit adjustments effecting revenue for the year ended December 31, 2009, less the revenues reported on the unaudited Form X-17A-5 for the quarter ended March 31, 2009, with the total revenues reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009.

Audited Financial Statements Revenue	$ 11,144,828
Reconciling items	
Revenue from 1st quarter 2009	(1,929,956)
Total revenues per form SIPC-7T	$ 9,214,872

The Company plans to amend their initial submitted Form X-17A-5 due to the audit adjustments already reported in Form SIPC-7T.

3. Noted no adjustments reported in Form SIPC-7T.

4. Footed the Form SIPC-7T and the related schedules and working papers without exception.

5. Noted no overpayment applied to the current assessment on Form SIPC-7T.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
February 26, 2010

SIPC-7T
(29-REV 12-09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH St. N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instruction in you working copy before completing this form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12-09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Estrada Hinojosa & Company Inc
47th Floor LB 47
1717 Main ST
Dallas, Texas 75201-4612

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)]	$ 22,897
B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1/15/09 & 9/4/09 Date Paid	(5,569)
C. Less prior overpayment applied	
D. Assessment balance due or (overpayment)	17,328
E. Interest computed on late payment (see instruction E) for days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 17,328

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 17,328

H. Overpayment carried forward ________

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Estrada Hinojosa & Company, Inc.
(Name of Corporation, Partner ship or other organization)

(Authorized Signature)

Chairman
(Title)

Dated the ______ day of ____________, 20_____ .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.		Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009 **Eliminate cents**
2a, Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 9,214,872
2b, Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above,		
(2) Net loss from principal transactions in securities in trading accounts,		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a,		
(5) Net loss from management of or participation in the underwriting or distribution of securities,		
(6) Expenses other than advertising, printing, registration lees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities,		
(7) Net loss from securities in investment accounts,		
Total additions		$ -
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products,		
(2) Revenues from commodity transactions,		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions,		$ 18,000
(4) Reimbursements for postage in connection with proxy solicitation,		
(5) Net gain from securities in investment accounts,		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date,		
(7) Direct expenses of printing advertising and legal lees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),		
(8) Other revenue not related either directly or indirectly to the securities business, (See Instruction C):		$ -
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income, $, _	37,922	
(ii) 40% of interest earned I}11 customers securities accounts (40% of FOCUS line 5, Code 3960), $, ------		
Enter the greater 01 line (i) or (ii)		$ 37,922
Total deductions		$ 55,922
2d, SIPC Net Operating Revenues		$ 9,158,950
2e, General Assessment @ .0025		$ 22,897 (to page 1 but not less than $150 minimum)

